Exhibit 99.1

Vitru Announces Changes to its Board of Directors

Florianópolis, Brazil, July 30, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), today announced that Bruno Augusto Sacchi Zaremba has stepped down from his role as a director of Vitru and as chaiman of Vitru’s board of directors. Mr. Edson Gustavo Georgette Peli will replace Mr. Zaremba as chairman of Vitru’s board of directors.

In addition, Mr. Carlos Eduardo Martins e Silva has been appointed as a director of Vitru. Mr. Martins e Silva is a partner at Vinci Partners where he focuses on private equity. He has actively participated in the raising, investing, monitoring and divestment of three private equity funds that together invested a total of U.S.$1.6 billion in more than 30 companies. He has served on the boards of directors or fiscal councils of Cemar, Ceagro, Los Grobo, Burger King, Vitru, Uniasselvi, Domino’s, Grupo CURA and Vero. Since 2021 he has also been a member of the deliberative council of the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity & Venture Capital — ABVCAP). He has also held executive positions at portfolio companies of Vinci Partners, including serving as the chief financial officer Sollus and Los Grobo, and as the chief executive officer of Uniasselvi (on an interim basis) and Domino’s between 2018 and 2020. Before joining Vinci Partners, Mr. Martins e Silva was an equity research analyst at Credit Suisse where he participated in several initial public offerings between 2006 and 2007. Previously, he worked as an equity analyst at Banco Modal. He has a bachelor’s degree in economics from the Universidade Federal do Rio de Janeiro and from the Università degli Studi di Bologna.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students. Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/